April 12, 2019
Via EDGAR
John Grzeskiewicz
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:    Principal Diversified Select Real Asset Fund (the “Registrant”)
File Numbers 811-213403 and 333-228850
Registration Statement on Form N-2

Dear Mr. Grzeskiewicz,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Registration Statement, which you communicated to me, Adam Shaikh, and Laura Latham by telephone on March 4, 2019. The Registrant filed the Registration Statement with the Commission on December 26, 2018, pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission.

Comment 1:	Does the Registrant have an exemptive order allowing the multi-class structure? Note that such exemptive order must be granted before this registration statement can become effective.

Response:
The notice related to the Registrant’s application for exemptive order was posted on April 8, 2019. Registrant confirms it understands that the exemptive order must be granted before the registration statement can become effective.

Comment 2:
With respect to the real asset definition on the cover page and elsewhere in the prospectus, please clarify what the Registrant means by companies that “supply goods or services” to real asset companies. The Staff believes the current definition provides undue flexibility and notes that investments must have an economic nexus to real assets to count toward the 80% test.

Response:	The Registrant will make the requested revisions.

Comment 3:
Will the Registrant limit its investments in issuers that are excluded from the definition of investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act? Depending on Registrant’s response, the Staff may have more comments.

Response:	No, the Registrant does not intend to limit its investments in issuers that are excluded from the definition of investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 4:	Please include a cross reference on the cover to the sections of the prospectus that discuss the Registrant’s repurchase policies and attendant risks.

Response:    The Registrant will make the requested revision.

Comment 5:	Please include disclosure regarding the anticipated timing of the Registrant’s initial repurchase offer.

Response:    The Registrant will make the requested revision.

Comment 6:	Does the Registrant intend to rely on Rule 430A under the Securities Act to omit certain information from the form of prospectus?

Response:	Currently, the Registrant does not expect to rely on Rule 430A of the Securities Act to omit certain information from the prospectus.

Comment 7:	If the Registrant intends to use leverage, please add a cross reference on the cover to the sections of the prospectus that discuss related risks.

Response:    The Registrant will make the requested revision.

Comment 8:
The objective states that fund seeks to provide total return “in excess of inflation.” Please clarify in the objective or in the principal investment strategies whether this objective is measured before or after fund expenses.

Response:    The Registrant will make the requested revision.

Comment 9:	In the Principal Investment Strategies, please replace “investments related to real assets and real assets companies” with “investments in real assets and real assets companies.”

Response:    The Registrant will make the requested revisions.

Comment 10:	Please confirm that Registrant will furnish the Staff a completed fee table about a week before acceleration is requested for this filing. We may have further comments.

Response:    Confirmed.

Comment 11:	Does the Registrant expect to impose Dividend Reinvestment Plan fees? If so, the Staff will have additional comments, and the Registrant must include related disclosure in a footnote to the fee table.

Response:	The Registrant does not expect to impose Dividend Reinvestment Plan fees.

Comment 12:
In the Principal Investment Strategies, please clarify the extent to which the Registrant will invest in debt securities. If the Registrant has guidelines or policies with respect to maturity or duration of such securities, please disclose.

Response:	The Registrant will add the following disclosure: “The fixed income portion of the Fund is not managed to a particular maturity or duration.”

Comment 13:	Rather than presenting the risks in alphabetical order, please consider reordering them to provide greater prominence to risks that are most relevant to the Registrant and its investments.

Response:
Although some risks may be more prominent than others, the Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-2 that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.

Comment 14:	Does the Registrant intend to borrow during the first year of operations? If so, further disclosure must be provided in the prospectus. (See Form N-2, Item 8.3(b)).

Response:	Yes, the Registrant intends to borrow during the first year of operations and will add applicable disclosure.

Comment 15:	Please add a footnote to the fee table explaining that the embedded costs of swaps as indirect assets of the Registrant are not included in the fee table or expense example.

Response:	The Registrant will make the requested revision.

Comment 16:	Please revise the fundamental investment restriction related to concentration to be more specific and to eliminate any possibility of freedom of action.

Response:    The Registrant will make the requested revision.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant